UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 27, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 June 2024 entitled ‘Transaction in Own Shares’.

27 June 2024

Vodafone Group Plc ('Vodafone' or the 'Company')

Transaction in Own Shares

The Company has today cancelled 611,120,811 of its ordinary shares of US$0.20 20/21 ("Shares") previously held in Treasury.

Following the cancellation of these Shares the Company holds 1,446,474,039 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 26,761,189,638 ordinary shares US$0.20 20/21. This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of LR 12.6.4.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 27, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary